UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

HASBRO, INC.
(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Avenue, Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip code)

Gina Goetter, Chief Financial Officer and Chief Operating Officer, (401) 431-8697
(Name and telephone number, including area code, of the person to contact in connection with this report)

  Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2024 to December 31, 2024.

[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended     .

Introduction:

Hasbro, Inc. (“Hasbro”) is a leading game, intellectual property (“IP”), and toy company whose mission is to create joy and community through the magic of play. With over 100 years of history, we deliver play-centered, partner-scaled experiences to kids, families, and fans of all ages around the world, through physical and digital games, toys, licensed consumer products, location-based entertainment, film, TV and more.

Using our franchise-first approach, we unlock value from both new and legacy IP, including MAGIC: THE GATHERING, DUNGEONS & DRAGONS, MONOPOLY, HASBRO GAMES, NERF, TRANSFORMERS, PLAY-DOH and PEPPA PIG, as well as premier partner brands. Powered by our portfolio of iconic brands and a diversified network of partners and subsidiary studios, we bring fans together wherever they are, from tabletop to screen.

For more than a decade, Hasbro has been consistently recognized for its corporate citizenship, including being named one of the 100 Best Corporate Citizens by 3BL Media, a 2025 JUST Capital Industry Leader, one of the 50 Most Community-Minded Companies in the U.S. by the Civic 50, and a Brand that Matters by Fast Company.

Some of Hasbro’s products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "Conflict Minerals" or "3TG"). Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p- 1 under the Securities Exchange Act of 1934 (the "Conflict Minerals Rule").

We have a Conflict Minerals Policy that is communicated to all of our suppliers and which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics and corporate social responsibility, (ii) utilizing due diligence practices to identify 3TG and their sources in our supply chain and (iii) requiring that any 3TG included in our products are sourced from smelters and refiners (“Smelters”) that have been identified as conformant by the Responsible Minerals Assurance Process (RMAP) in order to mitigate the possibility that such 3TG are being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries (Covered Countries1).

Our policy does not preclude suppliers from sourcing validated conflict-free minerals from the DRC or the adjoining countries. To the extent that we identify non-conformance with our policy, we require the contract manufacturers to engage in corrective action by requiring them to: (a) contact the identified Smelters and require that they participate in the conflict minerals audit program; and/or (b) remove non-conformant Smelters from their supply chain for Hasbro products. Hasbro’s Conflicts Minerals Policy can be found at the following internet address: https://csr.hasbro.com/en-us/news/policy?id=csr_conflict_minerals_policy.

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia).

Section 1 – Conflict Minerals Disclosures
Item 1.01 Conflict Minerals Disclosure and Report
We have determined that during the 2024 calendar year, we contracted to manufacture certain products containing 3TG necessary to the functionality or production of these products. We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary 3TG in our products originated from the Covered Countries.
During 2024, all of our products were manufactured in third-party vendor facilities (referred to hereafter as “contract manufacturers”). Our contract manufacturers are located in the People’s Republic of China and other countries, such as India, Vietnam, Mexico, Japan, Europe, and the United States. Over the past several years, we have continued to diversify our supply chain.
Under our RCOI methodology, we undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products. To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG after a thorough review. Following the applicability assessment, Hasbro sent surveys to all of its contract manufacturers globally that were identified as producing products that could contain 3TG.
Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, in 2024, we identified a total of 24 relevant contract manufacturers that are producing products that could contain 3TG. We surveyed all 24 of these contract manufacturers using a technology platform that employs the Conflict Minerals Reporting Template (CMRT) developed by the Responsible Minerals Initiative (RMI). The contract manufacturers completed a CMRT survey for products they supplied to us. Of the 24 contract manufacturers surveyed, 100% completed the CMRT. A complete list of Smelters reported by our contract manufacturers is attached as an exhibit to our Conflict Minerals Report.
We conduct training as needed with our contract manufacturers identified as using 3TG, to educate these manufacturers on the requirements of the Act and our sourcing policies related to conflict minerals and to help them understand the importance of conducting due diligence on the sourcing of the 3TG used in our products. We have developed, produced, and conducted a training program that provides a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, as well as the role of our contract manufacturers in assisting us to comply with the requirements of the Conflict Minerals Rule. In 2024, Hasbro conducted virtual training sessions with those contract manufacturers that needed the training. Manufacturers can contact Hasbro via email to Hasbro’s designated sourcing organization and may also contact the third-party technology provider about the Conflict Minerals Rule or seek assistance in completing the Conflict Minerals survey using the CMRT.
As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for all of the 3TG used in our products. Based on our RCOI, we believe some of the 3TG used in our products originated in the Covered Countries. However, at this point we cannot make a determination about the source of all the 3TG in our products or components. Accordingly, we conducted due diligence on the source and chain of custody of the necessary conflict minerals we believe may be contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address: https://csr.hasbro.com/en-us/reports.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable
Section 3 – Exhibits Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc. (Registrant)
By: /s/ Gina Goetter        May 29, 2025
Gina Goetter    (Date)
Chief Financial Officer and Chief Operating Officer
(Signature and Title)